UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 21, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Mr. Pietro Labriola appointed as CEO of Telecom Italia Group

TIM S/A (“TIM Brasil” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, communicates that today the Board of Directors of TIM SpA (“Telecom Italia Group”, “Group”) appointed TIM Brasil’s current Chief Executive Officer (“CEO”), Mr. Pietro Labriola, to the position of CEO of Telecom Italia Group, effective immediately.

TIM Brasil’s CEO succession process has already been initiated and the Company expects to announce its new CEO in the coming days. Mr. Labriola will maintain his current position of CEO and board member of TIM Brasil until the new CEO is appointed.

TIM Brasil reaffirms its focus on the execution of its strategy, that continues to be conducted by a group of key executives within the Board of Officers, comprised by Mrs. Camille Faria (Chief Financial Officer - CFO), Mr. Leonardo Capdeville (Chief Technology and Information Officer - CTIO) and led by Mr. Alberto Griselli (Chief Revenue Officer - CRO).

The Company will keep its shareholders and the market duly informed about any relevant updates related to its executive leadership, under the terms of the Resolution 44/21 and applicable legislation.

Rio de Janeiro, January 21st, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 21, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer